Exhibit 99.2
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Introduction
On August 24, 2025, Crescent Energy Company, a Delaware corporation (“Crescent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Vital Energy, Inc., a Delaware corporation (“Vital”), Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Crescent, and Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Crescent, pursuant to which, among other things, Crescent has agreed to acquire Vital (the “Mergers”).
Subject to the terms and conditions of the Merger Agreement, each share of Vital Common Stock, par value $0.01 per share (“Vital Common Stock”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), will be converted into the right to receive 1.9062 shares of Crescent Class A Common Stock and cash in lieu of fractional shares of Crescent Class A Common Stock (such amount, the “Exchange Ratio,” and such consideration, the “Merger Consideration”).
The unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) have been prepared from the respective historical consolidated financial statements of Crescent and Vital, adjusted to give effect to (i) the Mergers, (ii) Crescent’s completed acquisition of the outstanding equity interests in Ridgemar (Eagle Ford) LLC (“Ridgemar” and, such transaction, the “Ridgemar Acquisition”), (iii) Crescent’s completed merger with SilverBow Resources, Inc. (“SilverBow,” such transaction, the “SilverBow Merger,” and, together with the Ridgemar Acquisition, the “Previous Crescent Acquisitions”), (iv) Vital’s purchase in September 2024 of certain oil and natural gas properties (the “Point Properties,” and, such transaction the “Point Acquisition”), and (v) the draw on Crescent’s senior secured reserve-based revolving credit agreement (the “Crescent Revolving Credit Facility”) and repayment of Vital’s senior secured credit facility (the “Vital Revolving Credit Facility”) immediately following Closing (such transactions, the “RCF Draw”).
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 is based in part on, and should be read in conjunction with, (i) the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 included within Exhibit 99.1 in this Current Report on Form 8-K dated November 5, 2025 which gives effect to the Previous Crescent Acquisitions and (ii) the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 included in Exhibit 99.2 in Vital’s Annual Report on Form 10-K dated February 24, 2025 which gives effect to the Point Acquisition.
The unaudited pro forma condensed combined statements of operations (the “pro forma statements of operations”) for the nine months ended September 30, 2025 and for the year ended December 31, 2024 give effect to (i) the Mergers, (ii) the Previous Crescent Acquisitions, (iii) the Point Acquisition and (iv) the RCF Draw (collectively, the “Pro Forma Transactions”), as if each had occurred on January 1, 2024. The pro forma balance sheet as of September 30, 2025 reflects no adjustments for the Previous Crescent Acquisitions or the Point Acquisition, as the transactions are already reflected in the historical balance sheets of Crescent and Vital, respectively, for such periods. The pro forma statement of operations for the nine months ended September 30, 2025 reflects no adjustments for the SilverBow Merger or the Point Acquisition as the transactions are already reflected in the historical statements of operations of Crescent and Vital, respectively, for such periods. The pro forma statement of operations for the year ended December 31, 2024 does not reflect the historical operations of the Point Acquisition from July 1, 2024 through September 19, 2024 as this period was also not reflected within Exhibit 99.2 in Vital’s Annual Report on Form 10-K dated February 24, 2025 and is deemed to be immaterial to the pro forma statement of operations for the year ended December 31, 2024. The pro forma financial statements contain certain reclassification adjustments to conform the historical financial statement presentation of Vital, the Point Properties, SilverBow and Ridgemar with Crescent’s historical financial statement presentation.
The following pro forma financial statements are based on, and should be read in conjunction with:
•the historical audited consolidated financial statements of Crescent for the year ended December 31, 2024 and the unaudited condensed consolidated financial statements of Crescent as of and for the nine months ended September 30, 2025, and the related notes thereto;

•the historical audited consolidated financial statements of Vital for the year ended December 31, 2024 and the unaudited condensed consolidated financial statements of Vital as of and for the nine months ended September 30, 2025, and the related notes thereto;
•the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 included within Exhibit 99.1 in this Current Report on Form 8-K dated November 5, 2025;
•the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 included as Exhibit 99.2 in Vital’s Annual Report on Form 10-K dated February 24, 2025;
•the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of Crescent and Vital; and
•the section entitled “Risk Factors” and other cautionary statements included in the joint proxy statement/prospectus filed by Crescent and Vital on Form S-4 dated September 19, 2025, as amended by the joint proxy statement/prospectus filed on Form S-4/A dated October 22, 2025.
The pro forma financial statements were derived by making certain transaction accounting adjustments to the historical and pro forma financial statements noted above. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual impact of the Pro Forma Transactions may differ from the adjustments made to the pro forma financial statements. However, Crescent’s management believes that the assumptions provide a reasonable basis for presenting the significant effects for the period presented as if the Pro Forma Transactions had been consummated earlier, and that all adjustments necessary to present fairly the pro forma financial statements have been made.
As of the date of this Current Report on Form 8-K, Crescent has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Vital’s accounting policies to Crescent’s accounting policies. A final determination of the fair value of Vital’s assets and liabilities will be based on the actual assets and liabilities of Vital that exist as of the closing date of the Mergers (the “Closing Date”) and, therefore, cannot be made prior to the completion of the Mergers. In addition, the value of the consideration to be paid by Crescent upon the consummation of the Mergers will be determined based on the closing share price of Crescent Class A Common Stock on the Closing Date. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available or as additional analysis is performed.
The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Crescent estimated the fair value of Vital’s assets and liabilities based on discussions with Vital’s management, preliminary valuation studies, due diligence, and information presented in Vital’s SEC filings. Until the Mergers are completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the pro forma financial statements. The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented herein.
The pro forma financial statements and related notes are presented for illustrative purposes only and should not be relied upon as an indication of the operating results that Crescent would have achieved if the Merger Agreement had been entered into and the Pro Forma Transactions had taken place on the assumed dates. The pro forma financial statements do not reflect future events that may occur after the consummation of the Mergers, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that Crescent may achieve with respect to the combined operations. As a result, future results may vary significantly from the results reflected in the pro forma financial statements and should not be relied on as an indication of the future results of Crescent.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2025
(in thousands)

	Crescent (Historical)	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$3,531	$14,697	$—	$(8,078)	(b)	$—	(k)	$10,150
Restricted cash	5,346	—	—	—		—		5,346
Accounts receivable, net	521,011	227,747	—	—		—		748,758
Accounts receivable – affiliates	3,633	—	—	—		—		3,633
Derivative assets – current	106,685	—	149,332	—		—		256,017
Current derivatives asset	—	149,332	(149,332)	—		—		—
Prepaid expenses	44,859	—	8,189	—		—		53,048
Other current assets	17,645	29,276	(8,189)	—		—		21,593
			(17,139)
Total current assets	702,710	421,052	(17,139)	(8,078)		—		1,098,545
Property, plant and equipment:
Oil and natural gas properties, at cost
Proved	12,998,672	—	14,429,480	(12,236,467)	(c)	—		15,271,158
			79,473
Evaluated properties	—	14,429,480	(14,429,480)	—		—		—
Unproved	376,362	—	132,800	(100,422)	(c)	—		408,740
Unevaluated properties not being depleted	—	132,800	(132,800)	—		—		—
Oil and natural gas properties, at cost	13,375,034	14,562,280	79,473	(12,336,889)		—		15,679,898
Field and other property and equipment, at cost	232,981	—	17,139	—		—		291,697
			41,577
Midstream and other fixed assets, net	—	121,050	(41,577)	—		—		—
			(79,473)
Total property, plant and equipment	13,608,015	14,683,330	17,139	(12,336,889)		—		15,971,595
Less: accumulated depreciation, depletion, amortization and impairment	(4,740,549)	—	(10,509,728)	10,509,728	(c)	—		(4,740,549)
Less accumulated depletion and impairment	—	(10,509,728)	10,509,728	—		—		—
Property, plant and equipment, net	8,867,466	4,173,602	17,139	(1,827,161)		—		11,231,046
Derivative assets – noncurrent	2,652	—	20,960	—		—		23,612
Derivatives	—	20,960	(20,960)	—		—		—
Investments in equity affiliates	13,766	—	—	—		—		13,766
Deferred income taxes	—	5,971	—	172,638	(d)	—		178,609
Other assets	107,608	—	95,547	(9,088)	(e)	—		194,067
Operating lease right-of-use assets	—	65,669	(65,669)	—		—		—
Other noncurrent assets, net	—	29,878	(29,878)	—		—		—
TOTAL ASSETS	$9,694,202	$4,717,132	$—	$(1,671,689)		$—		$12,739,645

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2025
(in thousands)

	Crescent (Historical)	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$762,136	$195,566	$236,189	$22,700	(f)			$1,216,591
Accrued capital expenditures	—	93,390	(93,390)	—		—		—
Undistributed revenue and royalties	—	142,799	(142,799)	—		—		—
Accounts payable – affiliates	26,259	—	—	2,250	(g)	—		28,509
Derivative liabilities – current	6,719	—	—	—		—		6,719
Financing lease obligations – current	3,637	—	5,783	—		—		9,420
Other current liabilities	65,447	81,637	(5,783)	—		—		169,388
			28,087
Operating lease liabilities	—	28,087	(28,087)	—		—		—
Total current liabilities	864,198	541,479	—	24,950		—		1,430,627
Long-term debt	3,221,409	—	2,282,320	23,258	(e)	—	(k)	5,526,987
Long-term debt, net	—	2,282,320	(2,282,320)	—		—		—
Derivative liabilities – noncurrent	13,789	—	25,837	—		—		39,626
Derivatives	—	25,837	(25,837)	—		—		—
Asset retirement obligations	483,562	76,040	—	19,729	(c)	—		579,331
Deferred tax liability	564,442	—	—	(564,442)	(d)	—		—
Financing lease obligations – noncurrent	1,511	—	4,248	—		—		5,759
Other liabilities	66,410	—	(4,248)	—		—		97,400
			35,238
Operating lease liabilities	—	29,218	(29,218)	—		—		—
Other noncurrent liabilities	—	6,020	(6,020)	—		—		—
Total liabilities	5,215,321	2,960,914	—	(496,505)		—		7,679,730
Equity:
Class A common stock, par value	26	—	—	7	(h)	—		33
Common stock	—	387	—	(387)	(i)	—		—
Preferred stock	—	—	—	—		—		—
Treasury stock	(66,316)	—	—	—		—		(66,316)
Additional paid-in capital	4,521,169	3,833,813	—	619,952	(h)	—		5,238,111
				(3,833,813)	(i)
				96,990	(j)
Retained earnings (accumulated deficit)	15,705	(2,077,982)	—	(3,528)	(b)	—		(120,210)
				(22,700)	(f)
				(2,250)	(g)
				(10,447)	(h)
				2,077,982	(i)
				(96,990)	(j)
Noncontrolling interests	8,297	—	—	—		—		8,297
Total equity	4,478,881	1,756,218	—	(1,175,184)		—		5,059,915
TOTAL LIABILITIES AND EQUITY	$9,694,202	$4,717,132	$—	$(1,671,689)		$—		$12,739,645

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2025
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Revenues:
Oil	$1,856,372	$—	$1,155,448	$—		$—		$3,011,820
Oil sales	—	1,155,448	(1,155,448)	—		—		—
Natural gas	491,849	—	47,175	—		—		539,024
Natural gas sales	—	47,175	(47,175)	—		—		—
Natural gas liquids	300,062	—	155,714	—		—		455,776
NGL sales	—	155,714	(155,714)	—		—		—
Midstream and other	107,091	—	4,296	—		—		111,387
Other operating revenues	—	4,296	(4,296)	—		—		—
Total revenues	2,755,374	1,362,633	—	—		—		4,118,007
Expenses:
Lease operating expense	489,302	325,494	(51,170)	—		—		763,626
Workover expense	58,911	—	51,170	—		—		110,081
Asset operating expense	74,144	—	—	—		—		74,144
Gathering, transportation and marketing	306,245	—	50,206	—		—		356,451
Oil transportation and marketing expenses	—	31,296	(31,296)	—		—		—
Gas gathering, processing and transportation expenses	—	18,910	(18,910)	—		—		—
Production and other taxes	172,528	—	80,106	—		—		252,634
Production and ad valorem taxes	—	80,106	(80,106)	—		—		—
Depreciation, depletion and amortization	885,297	—	556,840	(386,397)	(b)	—		1,058,723
			2,983
Depletion, depreciation and amortization	—	556,840	(556,840)	—		—		—
Impairment of oil and natural gas properties	122,159	—	1,005,242	—		—		1,127,401
Impairment expense	—	1,005,242	(1,005,242)	—		—		—
Exploration expense	6,882	—	—	1,749		—		8,631
Midstream and other operating expense	86,639	—	7,191	—		—		93,830
Other operating expenses, net	—	10,456	(7,191)	—		—		—
			(2,983)
			(282)
General and administrative expense	255,657	—	76,144	25,758	(d)	—		375,537
				17,978	(c)
General and administrative	—	71,517	(71,517)	—		—		—
Organizational restructuring expenses	—	4,627	(4,627)	—		—		—
Gain on sale of assets	(11,131)	—	(2,050)	—		—		(13,181)
Total expenses	2,446,633	2,104,488	(2,332)	(340,912)		—		4,207,877
Gain (loss) on disposal of assets, net	—	2,050	(2,050)	—		—		—
Income (loss) from operations	308,741	(739,805)	282	340,912		—		(89,870)
Other income (expense):
Gain on derivatives	163,259	—	169,233	—		—		332,492
Gain (loss) on derivatives, net	—	169,233	(169,233)	—		—		—
Interest expense	(224,426)	(150,228)	—	—		2,684	(i)	(371,970)
Loss from extinguishment of debt	(29,248)	—	—	—		—		(29,248)
Other income (expense)	440	—	2,215	—		—		2,655
Other income (expense), net	—	2,215	(2,215)	—		—		—
Income (loss) from equity affiliates	1,695	—	(282)	—		—		1,413

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2025
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Total other income (expense)	(88,280)	21,220	(282)	—		2,684		(64,658)
Income (loss) before taxes	220,461	(718,585)	—	340,912		2,684		(154,528)
Income tax benefit (expense)	(43,410)	(236,346)	—	(74,919)	(e)	(590)	(e)	(355,265)
Net income (loss)	177,051	(954,931)	—	265,993		2,094		(509,793)
Less: net (income) loss attributable to noncontrolling interests	(2,526)	—	—	—		—		(2,526)
Less: net (income) loss attributable to redeemable noncontrolling interests	(19,777)	—	—	25,036	(f)	(181)	(f)	5,078
Net income (loss) attributable to Crescent Energy	$154,748	$(954,931)	$—	$291,029		$1,913		$(507,241)
Net income (loss) per share:
Class A common stock – basic	$0.66							$(1.65)	(g)
Class A common stock – diluted	$0.65							$(1.65)	(g)
Class B common stock – basic and diluted	$—							$—
Basic		$(25.32)
Diluted		$(25.32)
Weighted average common shares outstanding:
Class A common stock – basic	233,881							306,800	(g)
Class A common stock – diluted	236,648							306,800	(g)
Class B common stock – basic and diluted	22,207							22,207
Basic		37,714
Diluted		37,714
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital Pro Forma Combined Prior to Mergers	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Revenues:
Oil	$2,954,858	$—	$1,961,059	$—		$—		$4,915,917
Oil sales	—	1,961,059	(1,961,059)	—		—		—
Natural gas	466,991	—	32,212	—		—		499,203
Natural gas sales	—	32,212	(32,212)	—		—		—
Natural gas liquids	414,360	—	191,454	—		—		605,814
NGL sales	—	191,454	(191,454)	—		—		—
Midstream and other	134,254	—	18,069	—		—		152,323
Sales of purchased oil	—	12,745	(12,745)	—		—		—
Other operating revenues	—	5,324	(5,324)	—		—		—
Total revenues	3,970,463	2,202,794	—	—		—		6,173,257
Expenses:
Lease operating expense	661,731	497,146	(85,269)	—		—		1,073,608
Workover expense	73,312	—	85,269	—		—		158,581
Asset operating expense	103,220	—	—	—		—		103,220
Gathering, transportation and marketing	404,282	—	69,840	—		—		474,122
Oil transportation and marketing expenses	—	49,140	(49,140)	—		—		—
Gas gathering, processing and transportation expenses	—	20,700	(20,700)	—		—		—
Production and other taxes	227,496	—	129,322	—		—		356,818
Production and ad valorem taxes	—	129,322	(129,322)	—		—		—
Depreciation, depletion and amortization	1,115,445	—	818,591	(597,252)	(b)	—		1,340,993
			4,209
Depletion, depreciation and amortization	—	818,591	(818,591)	—		—		—
Impairment expense	161,542	481,305	—	—		—		642,847
Exploration expense	16,591	—	—	3,166		—		19,757
Midstream and other operating expense	110,136	—	17,174	—		—		127,310
Costs of purchased oil	—	13,243	(13,243)	—		—		—
Other operating expenses, net	—	9,056	(3,931)	—		—		—
			(4,209)
			(916)
Organizational restructuring expenses	—	795	(795)	—		—		—
General and administrative expense	433,395	—	106,266	20,815	(c)	—		684,133
				86,982	(d)
				36,675	(h)
General and administrative	—	105,471	(105,471)	—		—		—
Gain on sale of assets	(29,430)	—	(1,513)	—		—		(30,943)
Total expenses	3,277,720	2,124,769	(2,429)	(449,614)		—		4,950,446
Gain (loss) on disposal of assets, net	—	1,513	(1,513)	—		—		—
Income from operations	692,743	79,538	916	449,614		—		1,222,811
Other income (expense):
Gain (loss) on derivatives	(106,308)	—	19,810	—		—		(86,498)
Gain (loss) on derivatives, net	—	19,810	(19,810)	—		—		—
Interest expense	(341,419)	(209,758)	—	—		(978)	(i)	(552,155)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital Pro Forma Combined Prior to Mergers	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Loss from extinguishment of debt	(59,095)	—	(66,115)	—		—		(125,210)
Loss on extinguishment of debt, net	—	(66,115)	66,115	—		—		—
Other income	3,315	—	7,275	—		—		10,590
Other income (expense), net	—	7,275	(7,275)	—		—		—
Income (loss) from equity affiliates	729	—	(916)	—		—		(187)
Total other income (expense)	(502,778)	(248,788)	(916)	—		(978)		(753,460)
Income (loss) before taxes	189,965	(169,250)	—	449,614		(978)		469,351
Income tax benefit (expense)	(24,969)	36,545	—	(98,807)	(e)	215	(e)	(87,016)
Net income (loss)	164,996	(132,705)	—	350,807		(763)		382,335
Less: net loss attributable to noncontrolling interests	1,215	—	—	—		—		1,215
Less: net (income) loss attributable to redeemable noncontrolling interests	(81,278)	—	—	(65,728)	(f)	222	(f)	(146,784)
Preferred stock dividends	—	(652)	—	—		—		(652)
Net income (loss) attributable to Crescent Energy	$84,933	$(133,357)	$—	$285,079		$(541)		$236,114
Net income (loss) per share:
Class A common stock – basic	$0.51							$0.98	(g)
Class A common stock – diluted	$0.51							$0.98	(g)
Class B common stock – basic and diluted	$—							$—
Basic		$(3.63)
Diluted		$(3.63)
Weighted average common shares outstanding:
Class A common stock – basic	166,401							239,940	(g)
Class A common stock – diluted	166,401							239,940	(g)
Class B common stock – basic and diluted	70,519							70,519
Basic		36,725
Diluted		36,725
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to unaudited pro forma condensed combined financial statements
NOTE 1 – Basis of pro forma presentation
The pro forma financial statements have been derived from the historical financial statements of Crescent and Vital, the pro forma statements of operations included within Exhibit 99.1 in this Current Report on Form 8-K dated November 5, 2025 for the Previous Crescent Acquisitions and the pro forma statement of operations included in Exhibit 99.2 to Vital’s Annual Report on Form 10-K dated February 24, 2025 for the Point Acquisition. The pro forma balance sheet as of September 30, 2025 gives effect to (i) the Mergers and (ii) the RCF Draw as if each had occurred on September 30, 2025. The pro forma statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 give effect to the Pro Forma Transactions as if each had occurred on January 1, 2024.
The pro forma financial statements reflect pro forma adjustments that are based on available information and certain assumptions that management believes are reasonable. However, actual results may differ from those reflected in these pro forma financial statements. In management’s opinion, all adjustments known to date that are necessary to fairly present the pro forma information have been made. The pro forma financial statements do not purport to represent what the combined entity’s results of operations would have been if the Pro Forma Transactions had actually occurred on the dates indicated above, nor are they indicative of Crescent’s future results of operations.
These pro forma financial statements should be read in conjunction with the historical financial statements, and related notes thereto, of Crescent, Vital, Ridgemar, SilverBow, and the Point Properties for the periods presented.
NOTE 2 – Pro forma acquisition accounting
The Mergers will be accounted for using the acquisition method of accounting for business combinations in accordance with ASC 805 with Crescent considered to be the accounting acquirer. The allocation of the preliminary estimated purchase price for Vital is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of September 30, 2025 using currently available information. Because the pro forma financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Crescent’s financial position and results of operations may differ significantly from the pro forma amounts included in this Current Report on Form 8-K. Crescent’s estimate as of the date of this Current Report on Form 8-K is that the fair value of the net assets and liabilities acquired is greater than the purchase price. Crescent expects to finalize its allocation of the purchase price as soon as practicable after completion of the Mergers.
The preliminary purchase price allocation is subject to change as a result of several factors, including but not limited to:
•changes in the estimated fair value and number of shares of Crescent Class A Common Stock issued as merger consideration to Vital stockholders, based on the number of shares of Vital Common Stock outstanding and the share price of Crescent Class A Common Stock at the Closing Date;
•changes in the estimated fair value of Vital’s assets acquired and liabilities assumed as of the Closing Date of the Mergers, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates, and other factors;
•the tax basis of Vital’s assets and liabilities as of the Closing Date; and
•certain of the factors described in “Risk Factors” included in the joint proxy statement/prospectus filed by Crescent and Vital on Form S-4 dated September 19, 2025, as amended by the joint proxy statement/prospectus filed on Form S-4/A dated October 22, 2025.

The preliminary determination of consideration transferred and the fair value of assets acquired and liabilities assumed that are expected to be recorded are as follows (in thousands, except exchange ratio, share, and per share data):

Consideration transferred:	The Mergers
Equity consideration:
Shares of Vital Common Stock outstanding, excluding Vital Equity Awards	37,693,886
Exchange Ratio	1.906
Crescent Class A Common Stock issued for outstanding shares of Vital Common Stock	71,852,085
Closing price of Crescent Class A Common Stock on October 31, 2025	$8.43
Merger Consideration, excluding Vital Equity Awards	$605,713
Settlement of Vital Equity Awards	8,349
Consideration transferred	$614,062
Fair value of assets acquired:
Cash and cash equivalents	$14,697
Accounts receivable	227,747
Derivatives assets	170,292
Oil and natural gas properties - proved	2,272,486
Oil and natural gas properties - unproved	32,378
Field and other property and equipment	58,716
Deferred tax asset	743,051
Other assets	98,596
Total assets acquired	3,617,963
Fair value of liabilities assumed:
Accounts payable and accrued liabilities	(431,755)
Derivative liabilities	(25,837)
Long-term debt	(2,305,578)
Asset retirement obligations	(95,769)
Other liabilities	(144,962)
Total liabilities assumed	(3,003,901)
Fair value of assets acquired and liabilities assumed	$614,062
The final value of consideration transferred will be determined based on the actual number and market price of shares of Crescent Class A Common Stock issued on the Closing Date. A 10% increase or decrease in the closing price of shares of Crescent Class A Common Stock, as compared to the October 31, 2025 closing price of $8.43, would increase or decrease the purchase price by approximately $61.0 million.
NOTE 3 – Adjustments to the pro forma financial statements
The pro forma financial statements have been prepared to illustrate the effects of the Pro Forma Transactions and have been prepared for informational purposes only.
The preceding pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X which requires the presentation of adjustments to account for the pro forma transactions (“Transaction Accounting Adjustments”) along with the certain financing transactions (“Financing Adjustments”) and allows for supplemental disclosure of the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management Adjustments”). Management has elected not to present Management Adjustments.

Pro forma balance sheet adjustments as of September 30, 2025
The adjustments included in the pro forma balance sheet as of September 30, 2025 are as follows:
Vital Conforming and Reclassification Adjustments
(a)Reflects adjustments to conform Vital’s historical presentation with Crescent’s financial statement presentation, including certain amounts that were presented by Vital as inventory but are considered part of field and other property and equipment by Crescent.
Transaction Accounting Adjustments
(b)Reflects an adjustment to cash and related impacts to retained earnings for the settlement of Vital’s cash-settled performance share units (the “Vital PSU Awards”) and Vital’s deferred stock awards (the “Vital Director Deferred Stock Awards”) pursuant to the terms of the Merger Agreement.
(c)Reflects the elimination of the historical cost and records Vital’s oil and natural gas properties, as well as field and other property and equipment, at fair value in accordance with the acquisition method of accounting. Additionally, this adjustment reflects the impact of the remeasurement of the asset retirement obligation (“ARO”) liability. The ARO liability adjustment reflects the future cash flows to retire the oil and natural gas properties at the end of their useful life, and asset retirement costs are capitalized within oil and natural gas properties as an offset to the initial recognition of the ARO liability.
(d)Reflects adjustments to record deferred tax assets of $743.1 million related to the tax attributes acquired in the Mergers.
(e)Reflects the write-off of Vital’s unamortized debt issuance costs, premium and discount related to its long-term debt assumed in the Mergers that is recorded at fair value.
(f)Reflects the accrual of one-time, nonrecurring costs of $22.7 million related to Crescent’s estimated transaction costs for the Mergers. Estimated transaction costs are based on preliminary estimates, and the final amounts and the resulting effect on Crescent’s financial position may differ significantly. These incremental costs are not yet reflected in the historical consolidated balance sheets of Crescent as of September 30, 2025 and represent costs in excess of incurred costs of $7.1 million. The estimated incremental transaction costs are reflected in the pro forma balance sheet as an increase to accounts payable and accrued liabilities as these costs will be expensed by Crescent as incurred.
(g)Reflects the increase to Crescent's Management Fee and related impacts to retained earnings resulting from the Mergers.
(h)Reflects the issuance of Crescent Class A Common Stock as Merger Consideration, including one-time, nonrecurring costs related to the recognition of post-combination compensation expense totaling $10.4 million for the settlement of the Vital’s restricted stock awards (the “Vital RS Awards”).
(i)Reflects the elimination of the historical equity balances of Vital.
(j)Reflects adjustments to record the cumulative catch up for compensation cost related to the change in estimate for the target shares underlying Crescent's Manager Incentive Plan resulting from the issuance of additional shares of Crescent Class A Common Stock.
Financing Adjustments
(k)Reflects pro forma adjustments for the RCF Draw to repay outstanding amounts borrowed under the Vital Revolving Credit Facility of $705.0 million. Crescent intends to pay off and terminate the Vital Revolving Credit Facility in connection with closing the Mergers with cash on hand.

Pro forma statements of operations adjustments for the nine months ended September 30, 2025 and for the year ended December 31, 2024
The adjustments included in the pro forma statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 are as follows:
Vital Conforming and Reclassification Adjustments
(a)Reflects adjustments to conform Vital’s historical presentation with Crescent’s financial statement presentation.
Transaction Accounting Adjustments
(b)Reflects pro forma depletion expense calculated in accordance with the successful efforts method of accounting for oil and gas properties. Additionally, the adjustment reflects the increase in accretion expense related to the higher asset retirement obligation liability which was adjusted to reflect Crescent’s internal estimates, discount rate, and useful life estimate.
(c)Reflects the impact on general and administrative expense and exploration expense related to costs capitalized by Vital under the full cost method of accounting for oil and gas properties to conform to Crescent’s accounting under the successful efforts method.
(d)Reflects the impact on general and administrative expense related to increases in Crescent's Management Fee and the Manager Incentive Plan related to the issuance of additional shares of Crescent Class A Common Stock as Merger Consideration.
(e)Reflects the income tax effect of the pro forma adjustments presented. The tax rate applied to the pro forma adjustments for the nine months ended September 30, 2025 and for the year ended December 31, 2024 was the estimated combined federal and state statutory rate of 22.0%. The effective rate of Crescent in the future could be significantly different (either higher or lower) depending on a variety of factors.
(f)Reflects the impact of the allocation of net income attributable to redeemable noncontrolling interests related to the change in Crescent's ownership of Crescent Energy OpCo LLC resulting from the issuance of additional shares of Crescent Class A Common Stock.
(g)Reflects the impact to the allocation of net income attributable to Crescent and the computation of basic and diluted net income (loss) per share for the issuance of 71.9 million additional shares of Crescent Class A Common Stock related to outstanding shares of Vital common stock and 1.7 million additional shares of Crescent Class A Common Stock related to the settlement of Vital’s equity awards.
(h)Reflects the impact to general and administrative expense of one-time, nonrecurring costs for post-combination compensation cost related to the settlement of the Vital RS Awards and the Vital PSU Awards pursuant to the Merger Agreement for $14.0 million and Crescent’s estimated transaction costs of $22.7 million.
Financing Adjustments
(i)Reflects the pro forma impact of the RCF Draw to repay outstanding amounts borrowed under the Vital Revolving Credit Facility.
NOTE 4 – Supplemental unaudited pro forma oil and natural gas reserves information
Oil and natural gas reserves
The following tables present the estimated unaudited pro forma net proved developed and undeveloped oil, natural gas, and NGL reserves information as of December 31, 2024 for Crescent's consolidated operations, along with a summary of changes in quantities of net remaining proved reserves for the year ended December 31, 2024. Crescent's equity affiliates had no proved oil, natural gas, and NGL reserves as of December 31, 2023 and 2024. The disclosures below are derived from the “Oil and natural gas reserves” for the year ended December 31, 2024 included within Exhibit 99.1 in this Current Report on Form 8-K dated November 5, 2025 and Vital’s Annual Report on Form 10-K. The estimates below are in certain instances presented on a “barrels of oil equivalent or “Boe” basis. To determine Boe in the following tables, natural gas is converted to a crude oil equivalent at the ratio of six Mcf of natural gas to one barrel of crude oil equivalent.
The unaudited pro forma oil and natural gas reserves information is not necessarily indicative of the results that might have occurred had the Pro Forma Transactions been completed on January 1, 2024 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” included in Crescent’s and Vital’s Annual Reports on Form 10-K.
The unaudited pro forma net proved developed and undeveloped oil, natural gas, and NGL reserves as of December 31, 2023 and 2024 and the changes in the pro forma quantities of net remaining proved reserves for the year ended December 31, 2024 are as follows:

	Oil and Condensate (MBbls)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	389,929	159,783	62,054	611,766
Revisions of previous estimates	(36,789)	(24,165)	(20,694)	(81,648)
Extensions, discoveries, and other additions	37,345	29,119	—	66,464
Sales of reserves in place	(3,344)	—	—	(3,344)
Purchases of reserves in place	11,401	40,988	(38,482)	13,907
Production	(40,646)	(22,585)	(2,878)	(66,109)
December 31, 2024	357,896	183,140	—	541,036

Proved Developed Reserves as of:
December 31, 2023	250,074	104,993	21,860	376,927
December 31, 2024	231,586	118,966	—	350,552

Proved Undeveloped Reserves as of:
December 31, 2023	139,855	54,790	40,194	234,839
December 31, 2024	126,310	64,174	—	190,484

	Natural Gas (MMcf)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	2,913,607	742,182	83,656	3,739,445
Revisions of previous estimates	(1,099,935)	(55,420)	(15,363)	(1,170,718)
Extensions, discoveries, and other additions	94,821	109,190	—	204,011
Sales of reserves in place	(5,318)	—	—	(5,318)
Purchases of reserves in place	9,409	77,751	(64,940)	22,220
Production	(250,452)	(78,794)	(3,353)	(332,599)
December 31, 2024	1,662,132	794,909	—	2,457,041

Proved Developed Reserves as of:
December 31, 2023	1,813,178	555,472	32,986	2,401,636
December 31, 2024	1,383,829	587,785	—	1,971,614

Proved Undeveloped Reserves as of:
December 31, 2023	1,100,429	186,710	50,670	1,337,809
December 31, 2024	278,303	207,124	—	485,427

	Natural Gas Liquids (MBbls)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	183,399	121,403	17,907	322,709
Revisions of previous estimates	(23,552)	(2,402)	(4,511)	(30,465)
Extensions, discoveries, and other additions	15,013	18,859	—	33,872
Sales of reserves in place	(767)	—	—	(767)
Purchases of reserves in place	1,541	15,060	(12,646)	3,955
Production	(17,865)	(13,270)	(750)	(31,885)
December 31, 2024	157,769	139,650	—	297,419

Proved Developed Reserves as of:
December 31, 2023	133,785	89,449	6,645	229,879
December 31, 2024	116,603	101,229	—	217,832

Proved Undeveloped Reserves as of:
December 31, 2023	49,614	31,954	11,262	92,830
December 31, 2024	41,166	38,421	—	79,587

	Total (MBoe)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	1,058,928	404,883	93,904	1,557,715
Revisions of previous estimates	(243,660)	(35,805)	(27,766)	(307,231)
Extensions, discoveries, and other additions	68,162	66,177	—	134,339
Sales of reserves in place	(4,998)	—	—	(4,998)
Purchases of reserves in place	14,510	69,007	(61,951)	21,566
Production	(100,253)	(48,987)	(4,187)	(153,427)
December 31, 2024	792,689	455,275	—	1,247,964

Proved Developed Reserves as of:
December 31, 2023	686,055	287,021	34,003	1,007,079
December 31, 2024	578,829	318,159	—	896,988

Proved Undeveloped Reserves as of:
December 31, 2023	372,873	117,862	59,901	550,636
December 31, 2024	213,860	137,116	—	350,976
Standardized measure of discounted future net cash flows
The following tables present the estimated unaudited pro forma standardized measure of discounted future net cash flows (the “pro forma standardized measure”) at December 31, 2024. The pro forma standardized measure information set forth below gives effect to the Pro Forma Transactions as if they had been completed on January 1, 2024. Transaction Adjustments reflect adjustments related to the tax effects resulting from the Pro Forma Transactions. The disclosures below are derived from the “Standardized measure of discounted future net cash flows” for the year ended December 31, 2024 included within Exhibit 99.1 in this Current Report on Form 8-K dated November 5, 2025 and Vital’s Annual Report on Form 10-K. An explanation of the underlying methodology applied, as required by SEC regulations, can be found within the historical financial statements included in Crescent’s and Vital’s Annual Report on Form 10-K. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2024.
The pro forma standardized measure is not necessarily indicative of the results that might have occurred had the Pro Forma Transactions been completed on January 1, 2024 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” included in Crescent’s and Vital’s Annual Reports on Form 10-K.
The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2024 is as follows:

	(in thousands)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Crescent Pro Forma Combined
Future cash inflows	$32,864,244	$16,640,461	$49,504,705
Future production costs	(14,694,969)	(6,466,648)	(21,161,617)
Future development costs (1)	(4,406,269)	(2,155,788)	(6,562,057)
Future income taxes	(1,307,397)	(538,142)	(1,845,539)
Future net cash flows	$12,455,609	$7,479,883	$19,935,492
Annual discount of 10% for estimated timing	(5,356,677)	(3,264,563)	(8,621,240)
Standardized measure of discounted future net cash flows as of December 31, 2024	$7,098,932	$4,215,320	$11,314,252

______________
(1)Future development costs include future abandonment and salvage costs.
Changes in standardized measure
The disclosures below are derived from the “Changes in standardized measure” for the year ended December 31, 2024 included within Exhibit 99.1 in this Current Report on Form 8-K dated November 5, 2025 and Vital’s Annual Report on Form 10-K. The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2024 are as follows:

	(in thousands)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Balance at December 31, 2023	$8,689,031	$4,150,838	$1,575,154	$14,415,023
Net change in prices and production costs	(76,484)	(877,407)	(332,957)	(1,286,848)
Net change in future development costs	33,866	(48,987)	—	(15,121)
Sales and transfers of oil and natural gas produced, net of production expenses	(2,452,594)	(1,308,530)	(188,992)	(3,950,116)
Extensions, discoveries, additions and improved recovery, net of related costs	725,993	412,846	—	1,138,839
Purchases of reserves in place	230,602	982,594	(886,560)	326,636
Sales of reserves in place	(70,549)	—	—	(70,549)
Revisions of previous quantity estimates	(1,273,762)	(105,561)	(513,041)	(1,892,364)
Previously estimated development costs incurred	786,004	461,230	267,854	1,515,088
Net change in taxes	(352,573)	43,168	—	(309,405)
Accretion of discount	801,095	448,835	78,542	1,328,472
Changes in timing and other	58,303	56,294	—	114,597
Balance at December 31, 2024	$7,098,932	$4,215,320	$—	$11,314,252